Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 12 DATED OCTOBER 6, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 12 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 7 dated July 17, 2015, Supplement No. 8 dated July 30, 2015, Supplement No. 9 dated August 10, 2015, Supplement No. 10 dated August 12, 2015 and Supplement No. 11 dated August 26, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 12 is to disclose:

•	the status of our initial public offering; and

•	our recent investment activity.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of October 5, 2015, we received and accepted subscriptions in our offering for 78.3 million shares, or $780.2 million, including 0.4 million shares, or $3.9 million, sold to NorthStar Realty Finance Corp. As of October 5, 2015, 87.5 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Recent Investment Activity
Multifamily Senior Loan Origination

On September 30, 2015, we, through a subsidiary of our operating partnership, originated a $36.5 million senior mortgage loan, or the multifamily senior loan, secured by a Class A apartment community located in Austin, Texas, or the multifamily property. We funded the multifamily senior loan with proceeds from our offering.

The multifamily property contains over 421,000 square feet and is centrally located in close proximity to downtown Austin, the University of Texas and Austin-Bergstrom International Airport. In addition, the multifamily property benefits from a number of on-site amenities, including a resort-style swimming pool and tennis court. Since 2010, the facility has undergone approximately $1.8 million in capital improvements including clubhouse upgrades, parking lot resurfacing and a new roof. The borrower is an affiliate of an experienced regional owner and operator of multifamily properties, with over 16,000 multifamily units across 65 properties under management as of April 2015.

The multifamily senior loan bears interest at a floating rate of 4.70% over the one-month London Interbank Offered Rate, or LIBOR. The multifamily senior loan was originated at a 0.50% discount and we will earn an exit fee equal to 1.00% of the outstanding amount of the multifamily senior loan at the time of repayment. The multifamily senior loan is currently unlevered and we intend to finance the multifamily senior loan with one of our credit facilities in the future.

The initial term of the multifamily senior loan is 24 months, with three 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The multifamily senior loan may be prepaid during the first 18 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 18. Thereafter, the multifamily senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The loan-to-value ratio, or LTV ratio, of the multifamily senior loan is approximately 78%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.

Retail Senior Loan Origination

On October 1, 2015, we, through a subsidiary of our operating partnership, originated a $41.0 million senior mortgage loan, or the retail senior loan, secured by a 15,342 square foot retail property located in Beverly Hills, California, or the retail property. We funded the retail senior loan with proceeds from our offering.

The retail property is one block away from North Rodeo Drive, centrally located within the Beverly Hills’ high-end shopping district and is in close proximity to several primary freeways which provide wide accessibility to the Brentwood, Holmby Hills, Bel-Air and Hollywood Hills communities. The borrower has recently invested over $1.4 million in connection with its ownership of the retail property and plans to fund an additional $2.8 million in capital expenditures, tenant improvements and leasing commissions using proceeds from the retail senior loan. The borrower is an affiliate of an experienced real estate investment and management organization that owns and manages over 90 properties totaling more than 3 million square feet.

The retail senior loan bears interest at a floating rate of 4.10% over one-month LIBOR. The retail senior loan was originated at a 0.50% discount and we will earn an exit fee equal to 1.00% of the outstanding amount of the retail senior loan at the time of repayment. The retail senior loan is currently unlevered and we intend to finance the retail senior loan with one of our credit facilities in the future.

The initial term of the retail senior loan is 36 months, with two 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The retail senior loan may be prepaid during the first 24 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 24. Thereafter, the retail senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The LTV ratio of the retail senior loan is approximately 57%.

2